UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2023 Results and Declares Dividend,” dated November 2, 2023.

Exhibit

99.1 Press Release dated November 2, 2023

Textainer Group Holdings Limited

Reports Third-Quarter 2023 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – November 2, 2023 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third-quarter ended September 30, 2023.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q3 2023	Q2 2023	Q3 2022
Total lease rental income	$192,497	$192,163	$205,152
Gain on sale of owned fleet containers, net	$5,197	$7,703	$22,788
Income from operations	$92,165	$97,678	$123,292
Net income attributable to common shareholders	$44,677	$51,332	$76,400
Net income attributable to common shareholders per diluted common share	$1.07	$1.20	$1.64
Adjusted net income (1)	$45,410	$51,332	$76,562
Adjusted net income per diluted common share (1)	$1.08	$1.20	$1.64
Adjusted EBITDA (1)	$160,454	$162,958	$192,647
Average fleet utilization (2)	99.0%	98.8%	99.4%
Total fleet size at end of period (TEU) (3)	4,329,157	4,334,809	4,478,963
Owned percentage of total fleet at end of period	93.9%	93.8%	93.6%

(1)
Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)
Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.
(3)
TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•
Net income of $44.7 million for the third quarter, or $1.07 per diluted common share, as compared to $51.3 million, or $1.20 per diluted common share, for the second quarter of 2023;
•
Adjusted net income of $45.4 million for the third quarter, or $1.08 per diluted common share, as compared to $51.3 million, or $1.20 per diluted common share, for the second quarter of 2023;
•
Adjusted EBITDA of $160.5 million for the third quarter, as compared to $163.0 million for the second quarter of 2023;
•
Third quarter average and current utilization rate of 99.0% and 99.1%, respectively;
•
Added $162.4 million of new containers through the first nine months of 2023, virtually all assigned to long-term leases;
•
On October 22, 2023, Textainer announced it had entered into a definitive agreement to be acquired by Stonepeak in a transaction expected to close in the first quarter of 2024;
•
Repurchased 996,403 common shares at an average price of $40.12 per share during the third quarter. Textainer has suspended its share repurchase program in light of the pending transaction with Stonepeak;
•
Textainer’s board of directors, approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on December 15, 2023, to holders of record as of December 1, 2023; and
•
Textainer’s board of directors, approved and declared a $0.30 per common share cash dividend, payable on December 15, 2023 to holders of record as of December 1, 2023.

“We are pleased with our third quarter results, which continue to demonstrate the resiliency of our business. For the third quarter, utilization increased to 99.1% at the end of the quarter, while lease rental income remained firm at $192 million. Adjusted net income was $45 million, or $1.08 per diluted common share. Overall market conditions have remained unchanged from last quarter, yet our contracted revenue and profitability continue to be supported by our long-term lease contracts and fixed-rate financing policy,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“We are incredibly excited about our recent agreement to be acquired by Stonepeak. We believe this acquisition provides a compelling value for our shareholders, while also benefiting the Textainer business and our customers,” concluded Ghesquiere.

Transaction with Stonepeak

As previously announced on October 22, 2023, Textainer has entered into a definitive agreement under which Stonepeak will acquire all outstanding common shares of Textainer for $50.00 per share in cash. We currently expect that Textainer’s Series A and B cumulative redeemable perpetual preference shares will be called for redemption at the amount set forth in the applicable certificate of designation for such preference shares no later than 120 days following the closing.

The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer’s shareholders and other required regulatory clearances and approvals.

In light of the pending transaction, Textainer will not hold an earnings conference call to discuss its third quarter results.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) risks related to continued market conditions, risks related to our contracted revenue and profitability being supported by long-term leases, and our fixed-rate financing; (ii) risks related to the proposed Stonepeak transaction (including those described below); and (iii) other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023. Related risks of the proposed Stonepeak transaction include: the transaction may not close in the anticipated timeframe or at all (including as a result of any failure to timely obtain any required regulatory clearances or approvals or Textainer shareholder approval of the transaction); the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the related Merger Agreement, including in circumstances requiring Textainer to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects following announcement of or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Additional Information and Where to Find It

Textainer intends to file a proxy statement for a special meeting of the Textainer shareholders and may also file other relevant documents with the SEC regarding the proposed acquisition (including the Form 6-K filed with SEC on October 23, 2023). This communication and other communications are not a substitute for the proxy statement (when available) or any other document that Textainer may file with the SEC with respect to the proposed transaction. The definitive proxy statement will be mailed or otherwise furnished to Textainer’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Textainer and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Textainer and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Textainer’s shareholders in connection with the proposed transaction. Information about Textainer’s directors and executive officers is set forth in Textainer’s Form 20-F, which was filed with the SEC on February 14, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues:
Operating leases - owned fleet	$142,278	$153,540	$431,086	$457,622
Operating leases - managed fleet	10,405	12,322	32,208	37,641
Finance leases and container leaseback financing receivable - owned fleet	39,814	39,290	116,267	111,839
Total lease rental income	192,497	205,152	579,561	607,102

Management fees - non-leasing	520	710	1,974	1,915

Trading container sales proceeds	4,324	5,791	13,139	18,801
Cost of trading containers sold	(4,018)	(5,334)	(12,789)	(17,035)
Trading container margin	306	457	350	1,766

Gain on sale of owned fleet containers, net	5,197	22,788	22,448	61,914

Operating expenses:
Direct container expense - owned fleet	10,133	8,717	30,575	21,015
Distribution expense to managed fleet container investors	9,214	10,952	28,646	33,427
Depreciation and amortization	73,686	73,238	216,051	218,688
General and administrative expense	14,628	11,739	40,499	36,451
Bad debt (recovery) expense, net	(198)	206	(603)	743
Container lessee default (recovery) expense, net	(1,108)	963	(1,057)	1,518
Total operating expenses	106,355	105,815	314,111	311,842
Income from operations	92,165	123,292	290,222	360,855
Other (expense) income:
Interest expense	(43,751)	(41,242)	(128,019)	(114,144)
Other, net	2,355	1,164	6,284	1,422
Net other expense	(41,396)	(40,078)	(121,735)	(112,722)
Income before income taxes	50,769	83,214	168,487	248,133
Income tax expense	(1,124)	(1,846)	(3,946)	(5,532)
Net income	49,645	81,368	164,541	242,601
Less: Dividends on preferred shares	4,968	4,968	14,906	14,906
Net income attributable to common shareholders	$44,677	$76,400	$149,635	$227,695
Net income attributable to common shareholders per share:
Basic	$1.09	$1.66	$3.56	$4.82
Diluted	$1.07	$1.64	$3.49	$4.73
Weighted average shares outstanding (in thousands):
Basic	40,886	45,896	41,980	47,252
Diluted	41,913	46,707	42,878	48,092

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$140,999	$164,818
Marketable securities	-	1,411
Accounts receivable, net of allowance of $1,472 and $1,582, respectively	110,440	114,805
Net investment in finance leases, net of allowance of $187 and $252, respectively	132,824	130,913
Container leaseback financing receivable, net of allowance of $43 and $62, respectively	57,812	53,652
Trading containers	4,718	4,848
Containers held for sale	37,033	31,637
Prepaid expenses and other current assets	8,383	16,703
Due from affiliates, net	3,130	2,758
Total current assets	495,339	521,545
Restricted cash	90,033	102,591
Containers, net of accumulated depreciation of $2,136,834 and $2,029,667, respectively	4,071,629	4,365,124
Net investment in finance leases, net of allowance of $656 and $1,027 respectively	1,629,059	1,689,123
Container leaseback financing receivable, net of allowance of $7 and $52, respectively	820,076	770,980
Derivative instruments	177,251	149,244
Deferred taxes	1,161	1,135
Other assets	21,943	13,492
Total assets	$7,306,491	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$24,383	$24,160
Container contracts payable	1,522	6,648
Other liabilities	5,756	5,060
Due to container investors, net	13,918	16,132
Debt, net of unamortized costs of $7,430 and $7,938, respectively	389,570	377,898
Total current liabilities	435,149	429,898
Debt, net of unamortized costs of $20,505 and $26,946, respectively	4,788,501	5,127,021
Income tax payable	14,243	13,196
Deferred taxes	17,479	13,105
Other liabilities	30,388	33,725
Total liabilities	5,285,760	5,616,945
Equity:
Textainer Group Holdings Limited shareholders' equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 60,119,816 shares issued and 40,399,893 shares outstanding at September 30, 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at December 31, 2022	601	599
Treasury shares, at cost, 19,719,923 and 16,308,627 shares, respectively	(461,711)	(337,551)
Additional paid-in capital	452,262	442,154
Accumulated other comprehensive income	175,027	147,350
Retained earnings	1,554,552	1,443,737
Total shareholders’ equity	2,020,731	1,996,289
Total liabilities and shareholders' equity	$7,306,491	$7,613,234

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$164,541	$242,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	216,051	218,688
Bad debt (recovery) expense, net	(603)	743
Container (recovery) write-off from lessee default, net	(1,160)	1,910
Amortization of unamortized debt issuance costs and accretion of bond discounts	6,948	7,710
Gain on sale of owned fleet containers, net	(22,448)	(61,914)
Share-based compensation expense	6,936	5,315
Changes in operating assets and liabilities	106,931	122,598
Total adjustments	312,655	295,050
Net cash provided by operating activities	477,196	537,651
Cash flows from investing activities:
Purchase of containers	(71,512)	(382,590)
Payment on container leaseback financing receivable	(96,005)	(533,867)
Proceeds from sale of containers	118,322	143,849
Receipt of principal payments on container leaseback financing receivable	43,566	42,806
Other	27	(2,497)
Net cash used in investing activities	(5,602)	(732,299)
Cash flows from financing activities:
Proceeds from debt	119,000	989,650
Payments on debt	(452,796)	(640,063)
Payment of debt issuance costs	—	(4,326)
Principal repayments on container leaseback financing liability, net	(616)	(599)
Purchase of treasury shares	(124,160)	(133,775)
Issuance of common shares upon exercise of share options	3,174	4,460
Dividends paid on common shares	(37,610)	(35,278)
Dividends paid on preferred shares	(14,906)	(14,906)
Net cash (used in) provided by financing activities	(507,914)	165,163
Effect of exchange rate changes	(57)	(455)
Net change in cash, cash equivalents and restricted cash	(36,377)	(29,940)
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the period	$231,032	$252,632

Supplemental disclosures of cash flow information:
Interest paid	$120,430	$104,844
Income taxes paid	$242	$257
Receipt of payments on finance leases, net of income earned	$103,145	$143,317
Supplemental disclosures of noncash investing activities:
Decrease in accrued container purchases	$5,126	$134,447
Containers placed in finance leases	$43,003	$217,659

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding unrealized gain (loss) on marketable securities and the related impacts on income taxes. Additionally, adjusted net income excludes transaction and other related costs associated with the proposed acquisition as they are not normal, recurring operating expenses. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and nine months ended September 30, 2023 and 2022 and for the three months ended June 30, 2023.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•
They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
They do not reflect changes in, or cash requirements for, working capital needs;
•
Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•
Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;
•
They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Nine Months Ended,
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amounts)			except per share amounts)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$44,677	$51,332	$76,400	$149,635	$227,695
Adjustments:
Transaction and other costs	733	—	—	733	—
Unrealized loss (gain) on marketable securities, net	—	—	204	(3)	326
Impact of reconciling items on income tax	—	—	(42)	1	(68)
Adjusted net income	$45,410	$51,332	$76,562	$150,366	$227,953

Adjusted net income per diluted common share	$1.08	$1.20	$1.64	$3.51	$4.74

	Three Months Ended,			Nine Months Ended,
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$44,677	$51,332	$76,400	$149,635	$227,695
Adjustments:
Interest income	(2,357)	(2,385)	(1,150)	(6,824)	(1,443)
Interest expense	43,751	42,138	41,242	128,019	114,144
Transaction and other costs	733	—	—	733	—
Unrealized loss (gain) on marketable securities, net	—	—	204	(3)	326
Income tax expense	1,124	1,346	1,846	3,946	5,532
Depreciation and amortization	73,686	70,527	73,238	216,051	218,688
Container (recovery) write-off from lessee default, net	(1,160)	—	867	(1,160)	1,108
Adjusted EBITDA	$160,454	$162,958	$192,647	$490,397	$566,050

	Three Months Ended,			Nine Months Ended,
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amount)			except per share amount)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$44,677	$51,332	$76,400	$149,635	$227,695
Adjustments:
Container (recovery) write-off from lessee default, net	(1,160)	—	867	(1,160)	1,108
Transaction and other costs	733			733
Impact of reconciling items on income tax	10	—	(8)	10	(10)
Headline earnings	$44,260	$51,332	$77,259	$149,218	$228,793

Headline earnings per basic common share	$1.08	$1.22	$1.68	$3.55	$4.84
Headline earnings per diluted common share	$1.06	$1.20	$1.65	$3.48	$4.76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2023

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer